NIO Inc.

Building 20, 56 Antuo Road

Jiading District, Shanghai 201804

People’s Republic of China

August 4, 2023

VIA EDGAR

Tyler Howes

Christopher Dunham

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NIO Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 28, 2023

File No. 001-38638

Dear Mr. Howes and Mr. Dunham:

This letter sets forth the Company’s responses to the comments contained in the letter dated July 21, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 28, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 171

1.	We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

NIO Inc.

August 4, 2023

In connection with the required submission under paragraph (a) and the required disclosure under (b)(3) of Item 16I, the Company respectfully supplements that it relied on the Schedules 13G, Schedules 13D, and the amendments thereto (together, the “Beneficial Ownership Reports”) filed by the Company’s major shareholders. The Company believes such reliance is reasonable and sufficient, because the major shareholders are legally obligated to report their beneficial ownership on Schedule 13G or Schedule 13D with the Commission.

Based on the examination of the Company’s register of members as well as the Beneficial Ownership Reports, other than (i) certain holding vehicles and a trust affiliated with Mr. Bin Li, founder, Chairman and Chief Executive Officer of the Company, as specified below (“Founder Vehicles”), (ii) certain holding vehicles of Tencent Holdings Limited as specified below (“Tencent Entities”) and (iii) Baillie Gifford & Co and/or one or more of its investment adviser subsidiaries (“Baillie Gifford Entities”), no shareholder beneficially owned 5% or more of the Company’s total outstanding ordinary shares as of February 28, 2023.

Based on the review of the public filings, “Founder Vehicles” include (i) Originalwish Limited, a British Virgin Islands company wholly owned by Mr. Bin Li; (ii) mobike Global Ltd., a British Virgin Islands company wholly owned by Mr. Bin Li; (iii) NIO Users Trust, a trust incorporated under the laws of Cayman Islands for which Mr. Bin Li serves as the protector and settlor; (iv) NIO Users Limited, a holding company controlled by NIO Users Trust; and (v) NIO Users Community Limited, a British Virgin Islands company wholly owned by NIO Users Limited. Based on the review of Founder Vehicles’ public filings, none of the Founder Vehicles is owned or controlled by a governmental entity. “Tencent Entities” include Mount Putuo Investment Limited, Image Frame Investment (HK) Limited, Huang River Investment Limited and Tencent Holdings Limited. Mount Putuo Investment Limited and Huang River Investment Limited are companies incorporated in the British Virgin Islands, and Image Frame Investment (HK) Limited is a company incorporated in Hong Kong. Each of Image Frame Investment (HK) Limited, Mount Putuo Investment Limited and Huang River Investment Limited is beneficially owned and controlled by Tencent Holdings Limited, a Cayman Islands company. Based on the review of Tencent Entities’ public filings, none of the Tencent entities is owned or controlled by a governmental entity. Baillie Gifford & Co is an asset management business with registered address in Scotland, UK. Based on the review of Baillie Gifford & Co.’s public filings and to the Company’s best knowledge, it is not owned or controlled by a governmental entity.

In addition, based on its register of members as of February 28, 2023, its shareholders included: (i) Deutsche Bank Trust Company Americas, (ii) Founder Vehicles, (iii) Tencent Entities, (iv) HKSCC Nominees Limited, (v) The Central Depository (Pte) Limited, and (vi) certain small institutional and individual investors. Deutsche Bank Trust Company Americas is the nominee for the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. HKSCC Nominees Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and acts as a nominee on behalf of other corporate or individual shareholders to hold the class A ordinary shares of the Company listed on the Hong Kong Stock Exchange. The Central Depository (Pte) Limited is a wholly owned subsidiary of Singapore Exchange and provides integrated clearing, settlement and depository services for customers in the Singapore stock market and holds shares listed on the Singapore Exchange on behalf of its depositors. All of the Company’s class A ordinary shares listed on the Singapore Exchange are held in the Central Depository (Pte) Limited. Given the Company’s large shareholder base across the United States, Hong Kong and Singapore markets and the active trading volume of the Company’s ADSs and class A ordinary shares, it would present an undue hardship for the Company to verify the background of each holder of the Company’s ADS and class A ordinary share listed on these markets, and the Company could only rely on the Beneficial Ownership Reports filed by the beneficial owners of 5% or more of the Company’s shares to identify the Company’s large shareholders. Based on these public filings, none of the holders who own 5% or more of the Company’s shares is identified to be a governmental entity. Additionally, based on the examination of publicly available information of the other small institutional and individual investors, and to the extent applicable, the Company’s regular investor communication with these institutional and individual investors, none of them is known to the Company to be owned or controlled by a governmental entity.

NIO Inc.

August 4, 2023

Further, as disclosed in the 2022 Form 20-F, Mr. Bin Li (by himself and through Founder Vehicles), Tencent Entities and Baillie Gifford Entities together held over a majority of the Company’s aggregate voting power as of February 28, 2023. Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity in an applicable foreign jurisdiction and that no governmental entities have a controlling financial interest in the Company.

In addition, as disclosed in the 2022 Form 20-F, the Company is the primary beneficiary of the VIEs. The Company has the power to direct the activities that most significantly affect the economic performance of the VIEs and receives the economic benefits of and absorb losses that potentially could be significant to the VIEs. The shareholders of the VIEs are all natural persons, as disclosed in the 2022 Form 20-F. Therefore, the VIEs are not owned or controlled by a governmental entity in an applicable foreign jurisdiction, and no governmental entity has a controlling financial interest in the VIEs.

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that, as explained above, the Company has a large shareholder base across the United States, Hong Kong and Singapore markets and it would present an undue hardship for the Company to verify the background of holders of the Company’s ADSs and class A ordinary shares. Therefore, the Company could only rely on the Beneficial Ownership Reports filed by the beneficial owners of 5% or more of the Company’s shares to identify the Company’s large shareholders. Based on these public filings, none of the holders who own 5% or more of the Company’s shares is identified to be a governmental entity in the Cayman Islands. In addition, based on publicly available information of the other small institutional and individual investors, and to the extent applicable, the Company’s regular investor communication with these institutional and individual investors, none of them is known to the Company to be owned or controlled by a governmental entity in the Cayman Islands. Therefore, to the Company’s knowledge, no governmental entities in the Cayman Islands owns any share of the Company.

NIO Inc.

August 4, 2023

The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Directors of NIO Inc.

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures for Form 20-F preparation and filing, the Company has required all of its directors to complete a questionnaire, which asks a series of questions under various categories covering the director’s personal background, business experience, financial/shareholding status with respect to the Company, etc., including a question seeking clarification on whether the applicable director is an official of the Chinese Communist Party. Each director of NIO Inc. has confirmed that he or she is not such official in their respective questionnaires. By signing such questionnaire, each director has certified the accuracy of his or her responses to the questionnaire, which the Company believes is sufficient basis and support.

Directors of the VIEs and the Company’s Other Consolidated Operating Entities

The Company further respectfully submits that the directors of the VIEs and the Company’s other consolidated operating entities are either (i) NIO Inc.’s director, (ii) employee of the Company or its subsidiaries, or (iii) in the case of certain other consolidated operating entities, investor-designated director.

(i) For directors of NIO Inc., their status as party official is confirmed based on the procedure and certifications described above.

(ii) For directors that are employees of the Company or its subsidiaries, as part of their employment onboarding process, they are required to provide their background information, including any party affiliation, to the Company. Such information is stored and tracked in the Company’s HR record management system. These employee directors have also represented to the Company in their respective employment agreements that the information they provided to the Company during the employment onboarding process is true and accurate. Based on information collected from these directors and their representations, the Company believes that none of them is a party official.

NIO Inc.

August 4, 2023

(iii) With respect to the investor-designated directors, the Company confirms party official status based on publicly available information regarding these individuals and information provided by them, as well as advice of the Company’s PRC legal counsel. The Company believes that, except for Xiaobei Chen, none of the investor-designated directors of the Company’s other consolidated operating entities is a party official. Xiaobei Chen is an investor-designated director of NIO Holding Co., Ltd. and a member of the Chinese Communist Party Committee of a PRC state-owned enterprise. This enterprise is a limited partner of Jianheng New Energy Fund, which holds less than 5% minority equity interest in NIO Holding Co., Ltd.

As explained above, except for investor-designated directors of certain other consolidated operating entities of the Company, directors of NIO Inc. and directors of the Company’s VIEs and other consolidated operating entities are required to confirm their party affiliation with the Company and to certify/represent on such information. As to the investor-designated directors, the Company has relied on publicly available information, information provided by these individuals and advice of the Company’s PRC legal counsel. The Company believes it has reasonable and sufficient basis and support for its submission.

Except as mentioned above, the Company respectfully submits that it did not rely upon any other legal opinions or third party certifications such as affidavits as the basis of its submission.

3.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) are provided for “NIO Inc. or the VIEs.” We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

●	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

The Company respectfully submits that the jurisdictions in which the Company’s principal consolidated foreign operating entities are incorporated include China (including Hong Kong SAR), Germany, the United States, Netherlands, and the Cayman Islands. Except for (i) the VIEs, (ii) NIO AI Technology Limited, a Cayman Islands entity in which the Company holds 96.970% equity interest (“NIO AI Technology Limited”), and its wholly-owned subsidiary, NIO AI Technology Limited, a Hong Kong entity in which the Company indirectly holds 96.970% equity interest through NIO AI Technology Limited, (iii) NIO Holding Co., Ltd., a PRC entity in which the Company holds 92.114% equity interest, and (iv) XTRONICS (Nanjing) Automotive Intelligent Technologies Co., Ltd., a PRC entity in which the Company holds 50% equity interest, the Company holds 100% equity interests in all other principal consolidated foreign operating subsidiaries.

NIO Inc.

August 4, 2023

To the knowledge of the Company, Awesome Pilot Limited, which holds the remaining 3.030% equity interest of NIO AI Technology Limited, is not a Cayman Islands government entity.

The other shareholders of NIO Holding Co., Ltd. are Jianheng New Energy Fund, Advanced Manufacturing Industry Investment Fund, New Energy Automobile Fund and Anhui Provincial Sanzhong Yichuang Industry Development Fund Co., Ltd. These entities collectively hold the remaining 7.886% equity interest of NIO Holding Co., Ltd. and are referred to as the Hefei Strategic Investors in the 2022 Form 20-F. As disclosed in the 2022 Form 20-F, (a) Jianheng New Energy Fund is an investment fund designated by Hefei City Construction and Investment Holding (Group) Co., Ltd., a PRC state-owned enterprise, (b) Advanced Manufacturing Industry Investment Fund is an investment fund designated by CMG-SDIC Capital Co., Ltd., a PRC state-owned enterprise, (c) New Energy Automobile Fund is an investment fund designated by Anhui Provincial Emerging Industry Investment Co., Ltd., a PRC state-owned enterprise, and (d) Anhui Provincial Sanzhong Yichuang Industry Development Fund Co., Ltd. is an investment fund designated by Anhui Provincial Emerging Industry Investment Co., Ltd., a PRC state-owned enterprise.

The other shareholders of XTRONICS (Nanjing) Automotive Intelligent Technologies Co., Ltd. are Weichuang Zitong (Kunshan) Co., Ltd. and Xtronics Innovation Ltd., which collectively owns 50% non-controlling equity interest of XTRONICS (Nanjing) Automotive Intelligent Technologies Co., Ltd. None of these entities is a government entity.

Further, as disclosed in the 2022 Form 20-F, the Company is the primary beneficiary of the VIEs and all shareholders of the VIEs are natural persons.

Other than as described above, to the Company's knowledge, no governmental entities in China (including Hong Kong SAR), Germany, the United States, Netherlands, and the Cayman Islands own shares of the Company’s principal consolidated foreign operating entities as of the date of 2022 Form 20-F.

●	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(3) of Item 16I, the Company respectfully submit to the Staff that, based on the analysis in the response to Comment 1 above, no government entities have a controlling financial interest in the Company and the Company's consolidated foreign operating entities, including the VIEs.

NIO Inc.

August 4, 2023

With respect to the required disclosure under paragraph (b)(5) of Item 16I, the Company confirms that none of the articles of the Company and of its consolidated foreign operating entities, including the VIEs, incorporated wording from charter of the Chinese Communist Party.

4.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

With respect to the required submission under paragraphs (b)(5) of Item 16I, the Company respectfully confirms that none of the articles of the Company and of its consolidated foreign operating entities, including the VIEs, incorporated wording from charter of the Chinese Communist Party.

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If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned, chief financial officer of the Company, at +86 186 2108 8575 or via e-mail at Steven.feng@nio.com, or the Company’s U.S. counsel, Yuting Wu of Skadden, Arps, Slate, Meagher & Flom, at +86 21 6193 8225 or via e-mail at yuting.wu@skadden.com. Thank you very much.

Very truly yours,

/s/ Wei Feng
Wei Feng
Chief Financial Officer

cc:	Yuting Wu, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Kevin Song, Partner, PricewaterhouseCoopers Zhong Tian LLP